UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

June 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 161,579,554
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 161,579,554
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,579,554
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 76.9%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 210,138,477 shares of Common Stock and includes the sum of (i) 28,605,379 outstanding shares as of June 20, 2008, (ii) 166,668,558 shares of Common Stock issuable pursuant to the Put Options as discussed herein, and (iii) 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 161,778,776
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 161,778,776
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,778,776
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.0%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 210,139,469 shares of Common Stock and includes the sum of (i) 28,605,379 outstanding shares as of June 20, 2008, (ii) 166,668,558 shares of Common Stock issuable pursuant to the Put Options as discussed herein, (iii) 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein, and (iv) 992 shares of Common Stock that D. E. Shaw & Co., L.P. will have the right to acquire upon the exercise of stock options vesting within less than sixty days from the date of this filing.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 161,579,554
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 161,579,554
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,579,554
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 76.9%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 210,138,477 shares of Common Stock and includes the sum of (i) 28,605,379 outstanding shares as of June 20, 2008, (ii) 166,668,558 shares of Common Stock issuable pursuant to the Put Options as discussed herein, and (iii) 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 161,778,776
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 161,778,776
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,778,776
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.0%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 210,139,469 shares of Common Stock and includes the sum of (i) 28,605,379 outstanding shares as of June 20, 2008, (ii) 166,668,558 shares of Common Stock issuable pursuant to the Put Options as discussed herein, (iii) 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein, and (iv) 992 shares of Common Stock that D. E. Shaw & Co., L.P. will have the right to acquire upon the exercise of stock options vesting within less than sixty days from the date of this filing.

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, Amendment No. 8 to Schedule 13D, dated as of April 23, 2008, Amendment No. 9 to Schedule 13D, dated as of May 19, 2008, and Amendment No. 10 to Schedule 13D, dated as of June 20, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 11 is being filed to report that on June 20, 2008 Foamex International Inc. (the “Company”) notified D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), Sigma Capital Associates, LLC (“Sigma”), CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) (“CGDO”), and Q Funding III L.P. (together with CGDO, “Chilton” and, together with CGDO, Laminar and Sigma, the “Significant Equityholders”) that it is exercising its options (the “Put Options”) to require the Significant Equityholders to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), pursuant to the Put Option Agreements, dated April 1, 2008 (each, a “Put Option Agreement” and, collectively, the “Put Option Agreements”), between the Company and each of the Significant Equityholders, as amended by Amendment No. 1, dated June 19, 2008 (the “Amendment”), to the Equity Commitment Agreement, dated April 1, 2008 (the “Equity Commitment Agreement”), among the Company and the Significant Equityholders.

The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company. However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 129,520,641 shares of Common Stock pursuant to the Company’s exercise of the Put Options as described below in Item 6, Laminar intends to assign to the Company, on a dollar-for-dollar basis at par, loans outstanding under the Second Lien Term Credit Agreement, dated as of February 12, 2007, by and among Foamex L.P., the Company, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the lenders and other parties named therein (the “Second Lien Term Loans”), in an aggregate par value of $84,188,416, or $0.65 per share.

In addition, Laminar expects to receive 10,291,536 shares of Common Stock in payment of the Put Option Premium (as defined in Item 6 below) in consideration for having entered into the Equity Commitment Agreement and its Put Option Agreement with the Company. Laminar does not expect to pay cash in connection with this acquisition of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Company to the Significant Equityholders, there were 28,605,379 shares of Common Stock outstanding as of June 20, 2008, and an aggregate of 166,668,558 shares of Common Stock will be issued to the Significant Equityholders pursuant to the Company’s exercise of the Put Options as described herein.

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 146,715,014 shares of Common Stock owned by Laminar, (ii) 14,864,540 shares of Common Stock that Laminar has the right to acquire upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described below), (iii) 198,230 shares of Common Stock owned by DESCO LP and (iv) 992 shares of Common Stock that DESCO LP will have the right to acquire upon the exercise of stock options vesting within less than sixty days from the date of this filing.

If the shares of Series D Preferred Stock held by Laminar are converted within ten days of the consummation of a rights offering that has occurred within ninety days of the first issuance of such shares, then the price per share of Common Stock to be received upon conversion of the Series D Preferred Stock will equal the price per share of Common Stock in the rights offering. In all other instances, the price per share will equal the average trading price of the Common Stock for the 30-trading-day period ending on the fifth trading day immediately preceding the conversion date. The Company announced on April 1, 2008, that it intends to make a rights offering to all of its stockholders to purchase Common Stock at $0.65 per share. However, the rights offering will not be consummated within ninety days of April 22, 2008, the date of first issuance of the Series D Preferred Stock. Accordingly, although the disclosures contained herein assume that the Series D Preferred Stock will be convertible into Common Stock at a conversion price equal to $0.65 per share of Common Stock, the shares to be received on conversion, if any, will be determined on the basis of the average trading price of the Common Stock as set forth above. In addition, the Series D Preferred Stock pays dividends equal to the greater of (i) 4.50% per annum, compounding monthly, and payable by increases in the liquidation preference and (ii) dividends, if any, paid on the Common Stock on an as-converted basis. The number of shares of Common Stock received by Laminar on conversion will therefore reflect any increases in the liquidation preference pursuant to the foregoing sentence.

Using the sum of (i) the number of outstanding shares of Common Stock reported by the Company to the Significant Equityholders, (ii) the number of shares of Common Stock issuable to the Significant Equityholders pursuant to the Company’s exercise of the Put Options, and (iii) the number of shares of Common Stock issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as described above), which sum is equal to 210,138,477 (the “Laminar Total Share Count”), the 161,579,554 shares of Common Stock beneficially owned by Laminar or issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as described above) (the “Laminar Shares”) represent approximately 76.9% of the Laminar Total Share Count.

Using the sum of (i) the Laminar Total Share Count and (ii) the number of shares of Common Stock that DESCO LP will have the right to acquire upon the exercise of stock options vesting within less than sixty days from the date of this filing, which sum is equal to 210,139,469 (the “DESCO LP Total Share Count”), the 199,222 shares of Common Stock beneficially owned by DESCO LP or issuable to DESCO LP upon the exercise of stock options vesting within less than sixty days from the date of this filing (the “DESCO LP Shares,” and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.1% of the DESCO LP Total Share Count, and the 161,778,776 Subject Shares represent approximately 77.0% of the DESCO LP Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Company directly and each such entity disclaims beneficial ownership of the Subject Shares. DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) As described in Item 6 below, Laminar expects to receive from the Company an aggregate of 139,812,177 shares of Common Stock pursuant to the Company’s exercise of the Put Options on April 20, 2008, consisting of (i) 129,520,641 shares of Common Stock purchased at a price of $0.65 per share by an assignment to the Company, on a dollar-for-dollar basis at par, of Second Lien Term Loans and (ii) 10,291,536 shares of Common Stock to be delivered in payment of the Put Option Premium.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously reported in Amendment No. 7 to the Schedule 13D, on April 1, 2008 (i) the Significant Equityholders and the Company entered into the Equity Commitment Agreement and (ii) each of the Significant Equityholders entered into a Put Option Agreement with the Company, pursuant to which the Company may require the Significant Equityholders to purchase an aggregate of $100.0 million of Common Stock at a price equal to $0.65 per share. As previously reported in Amendment No. 10 to the Schedule 13D, the Significant Equityholders and the Company entered into the Amendment on June 19, 2008, which amended the Equity Commitment Agreement and the Put Option Agreements.

On June 20, 2008, the Company notified the Significant Equityholders that it is exercising the Put Options. Pursuant to the Company’s exercise of the Put Options, Laminar, Sigma, and Chilton are required to purchase 129,520,641, 15,694,810, and 8,630,704 shares of Common Stock, respectively, for an aggregate purchase price of $84,188,416, $10,201,626, and $5,609,957, respectively.

The numbers of shares that Sigma and Chilton are required to purchase were reduced pursuant to cutback provisions that prevent beneficial ownership by these entities and their affiliates from equaling or exceeding 10.0% and 5.0%, respectively, of the number of outstanding shares of Common Stock, and the number of shares that Laminar is required to purchase was increased by the amount of such reductions.

The Significant Equityholders may pay the purchase price in cash or by delivery of Second Lien Term Loans to the Company. Laminar intends to fulfill its obligation under its Put Option Agreement by assigning to the Company, on a dollar-for-dollar basis at par, Second Lien Term Loans in an aggregate par value of $84,188,416. Laminar does not expect to pay cash in connection with this acquisition of shares of Common Stock.

Settlement of the Company’s exercise of the Put Options is expected to occur on or before June 27, 2008. Pursuant to the Put Option Agreements as amended by the Amendment, the delivery to Laminar, Sigma, and Chilton of 2.06% of the shares of Common Stock purchased pursuant to the Put Options, or 2,668,125, 323,313, and 177,792 shares of Common Stock, respectively, will be delayed until the earlier of (i) the closing of the rights offering that the Company intends to conduct pursuant to the Equity Commitment Agreement and (ii) March 31, 2009.

In consideration for entry into the Equity Commitment Agreement and its Put Option Agreement with the Company, Laminar is entitled to receive a premium of $6,900,000 (the “Put Option Premium”), payable in shares of Common Stock at a price of $0.65 per share, or 10,615,385 shares of Common Stock. The number of shares of Common Stock deliverable to Laminar in payment of the Put Option Premium will be reduced by the 323,849 shares of Common Stock that the Company delivered to Laminar on April 22, 2008 in payment of the premium under the Equity Commitment Letter, dated February 13, 2008, between the Company and Laminar. Accordingly, Laminar expects to receive 10,291,536 shares of Common Stock in payment of the Put Option Premium. The Company is expected to deliver an aggregate of 12,822,404 shares of Common Stock to the Significant Equityholders in payment of the premiums under the Put Option Agreements.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: June 24, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw